Mail Stop 3010

April 28, 2009

Via U.S. Mail and Facsimile 949.608.3599

Mr. Dennis R. Duffy
Chief Executive Officer
Team Nation Holdings Corporation
4667 MacArthur Boulevard
Suite 150
Newport Beach, CA 92660

> **Re: Team Nation Holdings Corporation**
> **Item 4.01 Form 8-K**
> **Filed April 15, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed April 28, 2009**
> **File No. 333-144597**

Dear Mr. Duffy:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant